LINE Corporation

JR Shinjuku Miraina Tower, 23rd Floor

4-1-6 Shinjuku

Shinjuku-ku, Tokyo, 160-0022, Japan

January 23, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Cecilia Blye, Chief
Office of Global Security Risk

Re:	LINE Corporation Form 20-F for the Fiscal Year Ended December 31, 2017 Filed March 30, 2018 File No. 1-37821

Dear Ms. Blye:

Reference is made to your letter dated December 21, 2018 (the “Comment Letter”) addressed to LINE Corporation (the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2017, which was filed with the Commission on March 30, 2018 (the “Annual Report”).

We set forth in this letter the Company’s responses to the Staff’s comments in the Comment Letter. For your convenience, we have included the text of the Staff’s comments in bold followed by our response. Unless indicated otherwise, capitalized terms used herein without definition have the meanings ascribed to them in the Annual Report.

Ms. Cecilia Blye

Securities and Exchange Commission, p. 2

1.	You state on page 25 of the 20-F filed March 31, 2017 that LINE Pay is available to users in Sudan and Syria. The line.me website provides rates for calls to Sudan and Syria.

As you know, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria since your letter to us dated March 31, 2015, including contacts with their governments, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

The Company is domiciled in, and organized under the laws of, Japan. The Company has not in the past and currently does not have any offices or subsidiaries located in, or assets or liabilities associated with, Sudan or Syria, and it currently has no plans to establish any offices or subsidiaries in, or own any assets or incur any liabilities associated with, Sudan or Syria in the future. The Company respectfully advises the Staff that the only business activities that the Company currently conducts involving Sudan or Syria relate to the provision of a limited number of products and services offered by the Company through the LINE messaging application (“LINE”). Other than as described in this letter, and to its knowledge, the Company has not had any contacts with Sudan or Syria since its letter to the Staff dated March 31, 2015, including contacts with their governments, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements.

Description of Business Activities in Sudan and Syria

Users with LINE accounts registered under Sudan or Syria phone numbers (who may or may not be Sudanese or Syrian nationals) (individually, a “Sudan User” or a “Syria User,” respectively, and collectively, the “Users”) are able to download LINE onto their smartphones or personal computers and exchange text and voice messages as well as share images and videos for free. The Users may also purchase and use Stickers (colorful icons depicting actions or expressions) in their text messages, download and play games, or access a limited number of other products and services offered through LINE. While the Company does not have any advertising customers in Sudan or Syria, the Users have access to the Official Accounts (LINE accounts created for large-scale businesses and celebrities) of some of the Company’s advertising customers that are released globally. The Company believes that its products and services that are accessible to the Users through LINE are in line with U.S. policy favoring the free flow of private communications. In recent years, the number of Users in the aggregate has decreased significantly, from 1.3 million monthly active users (“MAUs”) in December 2015 to 0.1 million in December 2018. See “Quantitative and Qualitative Analysis—Quantitative Analysis—Monthly Active Users.”

Ms. Cecilia Blye

Securities and Exchange Commission, p. 3

In order to create a LINE account, a user must register a phone number to be linked with the account through an authentication process that requires the receipt and submission of a four-digit code sent to the user’s phone number via a text message. The Company has entered into service agreements with Syniverse Technologies, LLC and NEXMO Inc., both U.S. companies, and Infobip Limited, an Isle of Man company (collectively, the “Text Messaging Service Providers”), through which the Text Messaging Service Providers agree to provide to the Company the text messaging services necessary for the phone number authentication process. In turn, each of the Text Messaging Service Providers, none of which is a Sudanese or Syrian entity, enters into agreements, directly or indirectly, with local telecommunications service providers in Sudan and Syria (together with the Text Messaging Service Providers, the “Authentication Service Providers”) to enable the phone number authentication process for users with Sudan or Syria phone numbers. To the Company’s knowledge, none of the Authentication Service Providers are Specially Designated Nationals or Blocked Persons as designated by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”).

LINE Pay

LINE Pay, the Company’s mobile payment service application, enables users to register their credit cards and make payments online. The Company made LINE Pay unavailable to the Users starting in July 2018. Prior to that, the Company understands that the Users faced obstacles to the use of LINE Pay because the processors that the Company’s acquiring banks contracted with to process transactions generated from LINE Pay (VISA Inc., Mastercard Incorporated and JCB Co., Ltd.) (the “Processors”) generally did not grant membership to financial institutions that were domiciled in countries subject to U.S. economic sanctions and/or export controls. As a result, credit cards issued by financial institutions domiciled in such countries could not be licensed with any of the Processors’ brands and thus could not be registered with LINE Pay. Aside from two transactions of negligible amounts made by two different Sudan Users in each of 2017 and 2018 (further explained below), presumably through the use of foreign-issued credit cards, no LINE Pay transactions were made by any User in 2015, 2016, 2017 or 2018.

LINE Out

LINE Out is a low-cost voice over internet protocol (“VoIP”) service that enables LINE users in a limited number of countries to make domestic and international voice calls using LINE to mobile and fixed-line phones, regardless of the telecommunications network used by the recipient of the call and regardless of whether the recipient is a LINE user. The Company does not charge its users any initial setup fee, and users pay in advance for the minutes to be spent making calls by making an in-app purchase of minutes or purchasing minutes on LINE Store, the Company’s web store. Since its launch in March 2014, LINE Out has not been available to the Users, although LINE users who had access to the LINE Out service were able to make calls to recipients in Sudan and Syria until December 2018.

Ms. Cecilia Blye

Securities and Exchange Commission, p. 4

The Company has entered into international carrier service agreements with a number of global telecommunications companies, including Belgacom International Carrier Services SA, a Belgian company, iBasis Global, Inc., a U.S. company, KDDI Corporation, a Japanese company, and Tata Communications International Pte Ltd, a Singaporean company (collectively, the “International Carriers”), through which the International Carriers agree to provide to the Company voice traffic termination services through VoIP facilities. In turn, each of the International Carriers, none of which is a Sudanese or Syrian entity, enters into agreements, directly or indirectly, with local telecommunications service providers in countries where the recipients of LINE Out calls are located. When LINE Out users were able to call a phone number with a Sudan or Syria country code, the International Carriers routed call traffic to those countries pursuant to agreements with local telecommunications service providers in Sudan and Syria (together with the International Carriers, the “LINE Out Service Providers”). The Company has similar arrangements covering various other jurisdictions to provide international calling services worldwide. To the Company’s knowledge, none of the LINE Out Service Providers are Specially Designated Nationals or Blocked Persons as designated by OFAC.

Quantitative and Qualitative Analysis

The Company sets forth below its quantitative and qualitative analysis of the materiality of its business activities with Sudan and Syria.

Quantitative Analysis

Monthly Active Users

The following table sets forth the number of MAUs identified among the Users for the months indicated:

	December 2015	December 2016	December 2017	November 2018
Sudan	500,512	233,227	83,965	16,651
Syria	849,108	637,370	288,415	104,310

Revenues from All Products and Services

The following table sets forth the revenues generated from all products and services offered to the Users through LINE (in U.S. dollars, based on the noon buying rate of the Federal Reserve Bank of New York in effect on December 31, 2018) and the percentage of such revenues compared to the Company’s total consolidated revenue for the periods indicated. Approximately 90% of the below amounts is derived from the purchase of Stickers, with the rest derived from the purchase of game items and others.

Ms. Cecilia Blye

Securities and Exchange Commission, p. 5

	For the year ended December 31,						For the nine months ended September 30, 2018
	2015		2016		2017
	Revenue (US$)	% of Total Consolidated Revenue	Revenue (US$)	% of Total Consolidated Revenue	Revenue (US$)	% of Total Consolidated Revenue	Revenue (US$)	% of Total Consolidated Revenue
Sudan	48.31	0.000004%	90.68	0.000007%	223.40	0.000015%	195.69	0.000014%
Syria	53.66	0.000005%	107.65	0.000008%	106.57	0.000007%	83.77	0.000006%
Total	101.97	0.000009%	198.33	0.000015%	329.97	0.000022%	279.46	0.000020%

LINE Pay

As discussed above, it has been structurally very difficult for the Users to access LINE Pay. As a result, there were only two LINE Pay transactions that were made by Sudan Users in each of 2017 and 2018, in the amount of US$19.98 and US$0.99, respectively. There was no LINE Pay activity by any Syria User in 2015, 2016, 2017 or 2018.

LINE Out

The following table sets forth the amounts collected by the Company in “gross sales” derived from calls made to recipients in Sudan and Syria through LINE Out (in U.S. dollars, based on the noon buying rate of the Federal Reserve Bank of New York in effect on December 31, 2018) and the percentage of such gross sales compared to the Company’s total consolidated revenue for the periods indicated. “Gross sales” refers to the amounts collected by the Company for its products and services that would have been recognized as revenues in a period if it recognized all revenues immediately at the time of sale. For the avoidance of doubt, these amounts are not included in the Company’s revenues in “—Revenues from All Products and Services” because, as explained above, call credits could only be purchased from outside of Sudan and Syria, and thus not recognized as part of revenues generated from activities by the Users.

	For the year ended December 31,						For the nine months ended September 30, 2018
	2015		2016		2017
Calls to:	Gross Sales (US$)	% of Total Consolidated Revenue	Gross Sales (US$)	% of Total Consolidated Revenue	Gross Sales (US$)	% of Total Consolidated Revenue	Gross Sales (US$)	% of Total Consolidated Revenue
Sudan	3,917.88	0.0004%	3,077.22	0.0002%	1,616.91	0.0001%	142.16	0.0000%
Syria	6,895.24	0.0006%	5,393.31	0.0004%	4,235.46	0.0003%	1,314.49	0.0001%
Total	10,813.12	0.0010%	8,470.53	0.0007%	5,852.37	0.0004%	1,456.65	0.0001%

Ms. Cecilia Blye

Securities and Exchange Commission, p. 6

In sum, from a quantitative perspective, the Company believes that its limited revenues derived from its direct and indirect business contacts with Sudan and Syria are de minimis, and does not expect such business activities to become material to its business in the future.

Qualitative Analysis

The Company does not believe that its business activities with Sudan and Syria described above are material in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact on the Company’s reputation or share value, for the following reasons:

•

The Company notes that under OFAC regulations, transactions with respect to the receipt and transmissions of telecommunications, such as international calling arrangements, are generally licensed in Syria, subject to certain conditions, and unrestricted in Sudan. International calling services do not seem objectionable from a reputational perspective, and other telecommunications service providers are similarly situated (in Syria and elsewhere), so the investment risk, if any, would not be unique to the Company. The Company’s business activities in Syria do not involve any provision, sale or lease of telecommunications equipment or technology, or capacity on telecommunications transmission facilities in Syria, and the Company believes its business activities are consistent with general licenses provided under the OFAC regulations even if they were to fall under U.S. jurisdiction. The Company understands that OFAC has eliminated substantially all sanctions on Sudan, other than designations of specific individuals.

•

Sudan and Syria are not strategically important markets for the Company, as evidenced by the small and declining number of MAUs in recent years as well as the inconsequential amount of revenue derived from sales of the Company’s products and services in such countries in recent years. The Company currently has no plans to expand its operations or make any investments in Sudan and Syria, and as such, does not expect its operations in such countries to become meaningful in the future.

In light of the foregoing, the Company does not believe that its limited business activities in Sudan and Syria are quantitatively or qualitatively material to the Company, its financial condition or results of operations. As such, the Company does not believe that its existing business arrangements with respect to Sudan and Syria would be considered important by a reasonable investor in making an investment decision. To the Company’s knowledge, it has not received any inquiries or questions from investors regarding activity in Sudan or Syria.

The Company has taken note of the divestment or similar initiatives regarding investments in companies that do business with U.S.-designated state sponsors of terrorism as stated in the Comment Letter. However, given the limited and indirect nature of the Company’s activities related to Sudan and Syria, the Company does not believe that such activities would be regarded as “doing business with a state sponsor of terrorism.” Based on the foregoing consideration and given the licensed nature of the Company’s business activities with Syria (and the fact that most sanctions against Sudan have been lifted), as well as the fact that these business activities are not material to the Company, both quantitatively and qualitatively, individually or as a whole, the Company does not believe that the initiatives stated in the Comment Letter have any actual or potential material impact on the Company’s business or financial condition.

Ms. Cecilia Blye

Securities and Exchange Commission, p. 7

*    *    *    *    *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We sincerely hope that the responses above adequately address the Staff’s comments. Please direct any further questions or comments to the Company’s Investor Relations Team, to the attention of Satoshi Yano at +81-3-4316-2050 (fax: +81-3-4316-2131; e-mail: dl_investor_relations@linecorp.com), or to the Company’s outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Jinduk Han at +82-2-6353-8020 (fax: +82-2-6353-8099; e-mail: jhan@cgsh.com).

Very truly yours,

/s/ Takeshi Idezawa
Takeshi Idezawa
President and Chief Executive Officer

cc:	Barbara Jacobs
Assistant Director
Division of Corporation Finance

Satoshi Yano
LINE Corporation

Jinduk Han
Cleary Gottlieb Steen & Hamilton LLP